CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Computation of net capital:	
Total member's capital	$ 6,756,776
Deduct:	
Nonallowable assets:	
Receivables from affiliated funds	192,719
Receivables from affiliates	14,771
Prepaid expenses and other assets	408,637
Haircuts on securities positions	707,628
Total deductions	1,323,755
Net capital	5,433,021
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	797,035
Net capital in excess of requirement	$ 4,635,986
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities	$11,955,522
Ratio of aggregate indebtedness to net capital	2.2 to 1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Calamos Financial Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2015.